UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. )*
SPORTSQUEST, INC.
(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
009075102
(CUSIP Number)
R. THOMAS KIDD, 801 INTERNATIONAL PARKWAY, 5TH FLOOR, LAKE MARY, FLORIDA 32746 (757-572-9241)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 16, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) R. Thomas Kidd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b) Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 9,965,397
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 9,965,397
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,965,397
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of SportsQuest Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 801 International Parkway, 5th Floor, Lake Mary, Florida 32746.

Item 2.	Identity and Background

(A)	R. Thomas Kidd

(B)	The business address of Mr. Kidd is 801 International Parkway, 5th Floor, Lake Mary, Florida 32746.

(C)	Mr. Kidd is a private investor and owner of Lextra Management Group, Inc. (“Lextra”), a Delaware corporation, a vertically integrated sports management firm.

(D)	During the last five years, Mr. Kidd has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the last five years, Mr. Kidd has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)	Mr. Kidd is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds or other consideration used by Mr. Kidd in acquiring beneficial ownership of shares of Common Stock are as follows:

•

On August 16, 2007, Lextra, of which Mr. Kidd owns 60% of the voting stock, borrowed $500,000 from the Issuer (the “Lextra Note”). Of this amount, Lextra acquired 1,165,397 shares of the Common Stock of the Issuer for $116,500. Lextra also acquired an outstanding account receivable owed by the Issuer for $340,000. Rather than pay Lextra the amount due it after acquisition of this receivable, the Issuer agreed to issue 6,800,000 shares of Common Stock to Lextra in forgiveness of the debt.

•

On August 21, 2007, the Issuer entered into an asset purchase agreement with Lextra. Pursuant to the asset purchase agreement, the Issuer purchased all of the operating assets of Lextra in exchange for the issuance of 2,000,000 shares of Common Stock to Lextra and the forgiveness of the $500,000 under the Lextra Note.

Item 4.	Purpose of Transaction

Mr. Kidd has caused Lextra to acquire shares of Common Stock to control the operations of the Issuer.

On August 17, 2007, the Issuer entered into a Stock Issuance, Assumption and Release Agreement (the “Assumption Agreement”), by and among the Issuer and Greens Worldwide Incorporated (“Greens Worldwide”) and AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millennium Capital Partners II, LLC (collectively, the “Greens Worldwide Investors”). The transactions contemplated by the Assumption Agreement include the following:

•	The issuance by Greens Worldwide of 390,000 shares of its Series A Convertible Preferred Stock, par value $10.00 per share (the “Series A Preferred Stock”), to the Issuer; and

•

The assumption by the Issuer of 50% of Greens Worldwide’s indebtedness to the Greens Worldwide Investors under a Securities Purchase Agreement, dated as of March 22, 2007, by and among Greens Worldwide and the Greens Worldwide Investors (the “Greens Worldwide Agreement”).

The transactions contemplated by the Greens Worldwide Agreement had resulted in a new funding of $625,000 into Greens Worldwide and a restructuring of Greens Worldwide’s relationship with the Greens Worldwide Investors. The Greens Worldwide Agreement provided for the sale by Greens Worldwide to the Greens Worldwide Investors of callable secured convertible notes with an aggregate face amount of $7,807,500, including interest. Such notes were due and payable on March 22, 2010 (the “Maturity Date”). Greens Worldwide was not required to make any payments until the Maturity Date, but it had the option to prepay the amounts due under the notes in whole or in part at any time. The notes were convertible into common stock of Greens Worldwide at a 75% discount to the then current fair market value of Greens Worldwide’s common stock as defined in the notes.

Under the terms of the Assumption Agreement, the Greens Worldwide Investors released Greens Worldwide from its obligations under the notes described above. In consideration for such release, the Issuer issued to AJW Partners, LLC, AJW

Master Fund, Ltd. and New Millennium Capital Partners II, LLC (collectively, the “SportsQuest Investors”) (who are the successors to the Greens Worldwide Investors) callable secured convertible notes with an aggregate face amount of $3,903,750, including interest (collectively, the “Assumption Notes”), and Greens Worldwide issued to the SportsQuest Investors callable secured convertible notes with an aggregate face amount of $3,903,750, including interest. The Assumption Notes have the same terms and conditions as the notes described above, except that the Assumption Notes are convertible into the Company’s common stock.

In pursuing such purposes, Mr. Kidd, through Lextra, may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as he deems advisable to benefit from changes in market prices of such Common Stock, from changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer. To evaluate such alternatives, Mr. Kidd will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities. Consistent with his operating methods and evaluation criteria, Mr. Kidd may discuss such matters with his management team, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, Mr. Kidd’s modifying his ownership of Common Stock through Lextra but he does not anticipate selling his interest in the Issuer in the near term, but may propose and act upon one or more of the other actions described below in this Item.

Mr. Kidd reserves the right to formulate other plans and take such actions with respect to his indirect investment in the Issuer, including any or all of the actions described below in this Item, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by him, in the public market or privately negotiated transactions. Mr. Kidd may at any time reconsider and change his plans or proposals relating to the foregoing.

Except as described above or otherwise in this Schedule 13D, there are no current plans or proposals that Mr. Kidd may have that relate to or would result in:

(A)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(B)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(C)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(D)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(E)	Any material change in the present capitalization or dividend policy of the Issuer;

(F)	Any other material change in the Issuer’s business or corporate structure, other than those associated with its recent acquisitions of Zaring-Cioffi Entertainment, LLC and the assets of Lextra;

(G)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(H)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(I)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(J)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(A)	The aggregate number and percentage of Common Stock beneficially owned by Mr. Kidd is 9,965,397 shares or 90.0% of the issued and outstanding shares of Common Stock.

(B)	Mr. Kidd has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified pursuant to paragraph (A) above.

(C)

On August 16, 2007, Lextra, of which Mr. Kidd owns 60% of the voting stock, borrowed $500,000 from the Issuer (the “Lextra Note”). Of this amount, Lextra acquired 1,165,397 of the Common Stock of the Issuer for $116,500. Lextra also acquired an outstanding account receivable owed by the Issuer for $340,000. Rather than pay Lextra the amount due it after acquisition of this receivable, the Issuer agreed to issue 6,800,000 shares of Common Stock to Lextra in forgiveness of the debt.

On August 21, 2007, the Issuer entered into an asset purchase agreement with Lextra. Pursuant to the asset purchase agreement, the Issuer purchased all of the operating assets of Lextra in exchange for the issuance of 2,000,000 shares of Common Stock to Lextra and the forgiveness of the $500,000 under the Lextra Note.

(D)	Not applicable.

(E)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit A – Agreement dated as at June 26, 2007 by and among Air Brook Airport Express, Inc., Donald M. Petroski, Jeffrey M. Petroski, Barbara Petroski, Air Brook Limousine, Inc., and Lextra Management Group, Inc. (Incorporated by reference to Form 8-K filed by the Issuer with the SEC on July 6, 2007).

Exhibit B – Callable Secured Note by Lextra Management Group, Inc. and issued to the Issuer. (Incorporated by reference to Form 8-K filed by the Issuer with the SEC on August 22, 2007).

Exhibit C – Asset Purchase Agreement by and between the Issuer and Lextra Management Group, Inc. dated August 21, 2007. (Incorporated by reference to Form 8-K filed by the Issuer with the SEC on August 22, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Date: August 27, 2007	/s/ R. Thomas Kidd
R. Thomas Kidd

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).